LAW OFFICES OF

ERIC P. LITTMAN, P.A.

7695 SW 104TH STREET

OFFICES AT PINECREST

SUITE 210

MIAMI, FL 33156

  TELEPHONE :               (305) 663-3333

FACSIMILE :                  (305) 668-0003

   EMAIL :           littmanlaw@gmail.com

March 5, 2014

William H. Thompson, CPA

United States Security and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Enhance-Your-Reputation.com, Inc.

SEC File No.: 333-174404

Dear Mr. Thompson:

In replying to your comment letter dated January 9, 2014, please be advised as follows:

1.

We will revise our future annual and quarterly reports to comply with Exchange Act Rules 13a-15(e) and simply reference the rule without including the definition.

2.

We will revise all future filings to comply with Item 308( c) of Regulation S-K.

3.

In compliance with paragraph 3, our auditor revised the introductory paragraph and the opinion to include the dates of March 11, 2011 to April 30, 2013 and we filed a 10-K with said amended opinion.

4.

In accordance with your comment number 4, all future 10-K’s will include the second signature block as required with the inclusion of the principal financial officer, principal accounting officer and sole board member.

5.

We will make sure that all future filings comply with Item 601(b)(31) of Regulation S-K and specifically, we will replace a small business issuer with a registrant.

In all future filings, we will file exhibits separately rather than including the exhibits in the body of the report.

6.

In all our future filings, we will also include a Section 906 certification signed by our Chief Financial Officer.

I am also attaching a written certification from the company’s President, Douglas Ward acknowledging your bullet points.

Please advise me if you need anything further.

Very truly yours,

/s/Eric P. Littman

Eric P. Littman

EPL/ica

Attachment

ENHANCE-YOUR-REPUTATION.COM, INC.

822 sw Federal Hwy#83

Stuart, FL 34994

(561) 200-7721

March 5, 2014

William H. Thompson, CPA

United States Security and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Enhance-Your-Reputation.com, Inc.

SEC File No.: 333-174404

Dear Mr. Thompson:

On behalf of Enhance-Your-Reputation.com, Inc. and as President of the Company, please be advised that we hereby acknowledged that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

4.

We have file an amended 10-K which includes a revised Report of Independent Registered Public Accounting Firm in compliance with comment number 3 of your January 9, 2014 letter. We have also included the second signature block on the Amended Form 10-K to include the signature of our President as also principal executive officer, principal financial officer and principal accounting officer and sole board member.

With that filing and this letter we trust that we are fully responding to your letter.

Very truly yours,

/s/ Doug Ward

Doug Ward

President Enhance-Your-Reputation.com, Inc.

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